Exhibit 99.1

VivoPower Believes It Meets Nasdaq Equity Requirement Following Reg S Investment

Company believes it has regained compliance with pro forma net equity of approximately US$20 million as of May 31, 2025

US$121 million Reg S investment round led by His Royal Highness Prince Abdulaziz bin Turki bin Talal

Al Saud

Including binding close of first-phase private placement totalling US$60.5 million in gross proceeds

LONDON, June 26, 2025 (GLOBE NEWSWIRE) — VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) is pleased to announce that, based on a binding close of the first phase of the private placement and corresponding accounting treatment, the Company believes it has regained compliance with Nasdaq Listing Rule 5550(b)(1), with a pro forma stockholders’ equity of approximately US$20.0 million as of May 31, 2025.

On January 3, 2025, the Company received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of US$2,500,000 in stockholders’ equity for continued listing on the Nasdaq Capital Market (the “Rule”). As disclosed in the Company’s audited financial statements for the fiscal year ended June 30, 2024, the Company reported a stockholders’ equity deficit of US$40.5 million.

On April 24, 2025, Nasdaq notified the Company of its determination to grant an extension of time to regain compliance with the Rule. The terms of the extension required that on or before July 2, 2025, the Company must file a public report demonstrating compliance with the Rule, including disclosure of the transaction or event that led to compliance.

On May 28, 2025, the Company announced its XRP-focused digital asset treasury strategy and a US$121 million private placement priced at US$6.05 per share. This investment was led by His Royal Highness Prince Abdulaziz bin Turki bin Talal Al Saud and included a consortium of non-U.S. investors pursuant to Regulation S under the U.S. Securities Act of 1933. Subsequently, on June 20, 2025, the Company confirmed the binding close of the first phase of this private placement equivalent to gross proceeds of US$60.5 million.

Based on this development, the Company believes its preliminary pro forma stockholders’ equity as of May 31, 2025, is approximately US$20.0 million, which exceeds the minimum equity requirement under Nasdaq Listing Rule 5550(b)(1).

In accordance with its normal operating procedure, Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, it may be subject to delisting.

The unaudited financial information provided herein is based on preliminary results and information as of the date hereof and is subject to revision in connection with the Company’s financial closing procedures and finalization of the Company’s financial statements for the year ended June 30, 2025. Actual results for the period presented may differ materially from these preliminary unaudited financial results. In addition, these preliminary results have not been audited by the Company’s independent registered public accounting firm.

About VivoPower

VivoPower International PLC (NASDAQ: VVPR) is undergoing a strategic transformation into the world’s first XRP-focused digital asset enterprise. The Company’s new direction centers on the acquisition, management, and long-term holding of XRP digital assets as part of a diversified digital treasury strategy. Through this shift, VivoPower aims to contribute to the growth and utility of the XRP Ledger (XRPL) by supporting decentralized finance (DeFi) infrastructure and real-world blockchain applications.

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower operates with a global footprint spanning the United Kingdom, Australia, North America, Europe, the Middle East, and Southeast Asia. An award-winning global sustainable energy solutions B Corporation, VivoPower has two business units, Tembo and Caret Digital. Tembo is focused on electric solutions for off-road and on-road customized and ruggedized fleet applications as well as ancillary financing, charging, battery and microgrids solutions. Caret Digital is a power-to-x business focused on the highest and best use cases for renewable power, including digital asset mining.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise. There can be no assurances that VivoPower will consummate the proposed transaction on the terms currently contemplated, or at all, as it will be subject to market conditions.

Contact

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